SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 18, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1: SUPPLEMENTAL INDENTURE
EX-99.2: LOAN AGREEMENT
EX-99.3: FINANCIAL AGREEMENT
EX-99.4: SUPPLEMENTAL AGREEMENT

Twenty-Second Supplemental Indenture; Loan Facilities; Third Supplemental Agreement
     Dated as of February 24, 2009, Navios Maritime Holdings Inc. (“Navios Holdings”) entered into a Twenty-Second Supplemental Indenture in order to add Ginger Services Co., a Marshall Islands corporation and an indirect subsidiary of Navios Holdings, as a guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014.
     A copy of the Twenty-Second Supplemental Indenture is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On March 26, 2009, Surf Maritime Co., Pueblo Holdings Ltd and Ginger Services Co. (collectively, the “Borrowers”), subsidiaries of Navios Holdings, entered into a $110.0 million term loan facility with Marfin Egnatia Bank S.A. (the “Loan Agreement”). The Loan Agreement is available for the purpose of financing part of the purchase price of the ships identified in the Loan Agreement and to provide working and investment capital. Navios Holdings is a guarantor of the Loan Agreement.
     The Loan Agreement contains covenants that, among other things, prevent the Borrowers from engaging in business different than their current lines of business, incur additional liability or merge with or acquire another company. The Loan Agreement requires compliance with various covenants, including those covenants contained in the senior notes indenture of Navios Holdings, as well as delivery of certain compliance certificates. The Loan Agreement identifies certain events that will constitute an event of default, including, (i) non-payment under the provisions of the Loan Agreement, (ii) if there is a default, in certain circumstances, under the Navios Holdings senior notes indenture, or other indebtedness, (iii) a “change of control” shall occur, as defined in the senior notes indenture or (iv) if Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued and outstanding common stock of Navios Holdings.
     A copy of the Loan Agreement is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
     On March 20, 2009, Navios South American Logistics Inc. transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. (the “Financial Agreement”). The loan was transferred under the same terms as the existing facility, dated March 31, 2008, except the Financial Agreement provides for an increase in the margin portion of the interest rate to 275 bps.
     A copy of the Financial Agreement is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.
     On March 23, 2009, Navios Holdings amended its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, pursuant to a Third Supplemental Agreement, as follows: (a) to reduce the Security Value Maintenance ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves of $14.0 million into a pledged account with the agent bank ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin portion of the interest rate at 200 bps.
     A copy of the Third Supplemental Agreement is furnished as Exhibit 99.4 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 18, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Twenty-Second Supplemental Indenture dated as of February 24, 2009.

99.2	Loan Agreement dated as of March 26, 2009.

99.3	Financial Agreement dated as of March 20, 2009.

99.4	Third Supplemental Agreement dated as of March 23, 2009.